SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of March, 2003

                    China Petroleum & Chemical Corporation
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                   Form 20-F     X            Form 40-F
                               -----                    -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
                    Yes                        No    X
                        ----                       -----

         (If "Yes" is marked, indicate below the file number assigned to
registrant in connection with Rule 12g3-2(b): 82-          . )
          N/A                                    ----------



          This Form 6-K consists of : An announcement of the resolution of the 31st meeting of the first session of the Board of Directors and an announcement of the resolution of the 14th meeting of the first session of the Supervisory Committee and an announcement of the results of the year ended 31 December 2002 on March 28, 2003, in English of China Petroleum & Chemical Corporation (the "Registrant").



                                  SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          China Petroleum & Chemical Corporation

                                                           By: /s/ Zhang Honglin
                                                              Name:Zhang Honglin
                                                        Title:Company Secretary

Date: March 28, 2003